Exhibit 99.2

LETTER OF TRANSMITTAL

CGI INC.

OFFER TO EXCHANGE US$650,000,000 AGGREGATE PRINCIPAL AMOUNT OF 4.950% NOTES DUE 2030 ISSUED ON MARCH 14, 2025

(CUSIP / ISIN NUMBERS: 12532H AK0 / US12532HAK05; C2R71L AC5 / USC2R71LAC52)

FOR AN EQUIVALENT AGGREGATE PRINCIPAL AMOUNT OF 4.950% NOTES DUE 2030

(CUSIP / ISIN NUMBERS: 12532H AM6 / US12532HAM60)

Pursuant to the Prospectus (as defined herein) dated December 18, 2025,

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 p.m., NEW YORK CITY TIME, ON JANUARY 21, 2026 UNLESS EXTENDED (THE “EXPIRATION DATE”). TENDERS MAY BE WITHDRAWN PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. WHERE THE EXPIRATION DATE HAS BEEN EXTENDED, TENDERS PURSUANT TO THE EXCHANGE OFFER AS OF THE PREVIOUSLY SCHEDULED EXPIRATION DATE MAY NOT BE WITHDRAWN AFTER THE DATE OF THE PREVIOUSLY SCHEDULED EXPIRATION DATE.

DELIVERY TO:

Computershare Trust Company, N.A., Exchange Agent

By Regular Mail or Overnight Courier:

Computershare Trust Company,

N.A.

Attention: Corporate Trust NA

1505 Energy Park Drive

St. Paul, MN 55108

For Information Email:

cctbondholdercommunications@computershare.com

Delivery of this Letter of Transmittal to an address other than as set forth above, or transmission of this Letter of Transmittal via facsimile to a number other than as set forth above, will not constitute a valid delivery. Please read the instructions set forth in this Letter of Transmittal carefully before completing any box below.

The undersigned acknowledges that he, she or it has received this Letter of Transmittal (the “Letter”) and the Prospectus Supplement, dated December 18, 2025 (the “Prospectus Supplement”), together with the Short Form Base Shelf Prospectus, dated December 18, 2025 (the “Base Prospectus” and together with the Prospectus Supplement, the “Prospectus”), of CGI Inc. (the “Issuer”) relating to its offer to exchange up to US$650,000,000 aggregate principal amount of its 4.950% Notes due 2030 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equivalent principal amount of its issued and outstanding 4.950% Notes due 2030 (the “Initial Notes”), by the registered holders thereof (“Holders”). The Prospectus and this Letter together constitute the Issuer’s offer to exchange (the “Exchange Offer”) its New Notes for an equivalent principal amount of its Initial Notes, from the Holders.

As described herein, all Initial Notes properly tendered for exchange will either be exchanged for New Notes or will be returned promptly after the termination or withdrawal of the Exchange Offer. For each Initial Note accepted for exchange, the Holder of such Initial Note will receive a New Note having a principal amount equal to that of, and representing the same indebtedness of that represented by, the surrendered Initial Note. The New Notes will accrue interest from the last interest payment date on which interest was paid on the Initial Notes or, if no interest has been paid on the Initial Notes, from the issue date of the Initial Notes. Accordingly, registered Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the last interest payment date on which interest was paid or, if no interest has been paid, from the issue date of the Initial Notes. Initial Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Initial Notes whose Initial Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Initial Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

This Letter is to be completed by a Holder of Initial Notes if a tender of Initial Notes is to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company (“DTC”) (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “Exchange Offer—Terms of the Exchange Offer—Book-Entry Transfer” section of the Prospectus Supplement. Holders of Initial Notes who are unable to deliver confirmation of the book-entry tender of their Initial Notes into the Exchange Agent’s account at the Book-Entry Transfer Facility (a “Book-Entry Confirmation”) and all other documents required by this Letter to the Exchange Agent on or prior to the Expiration Date, must tender their Initial Notes according to the guaranteed delivery procedures set forth in “Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures” section of the Prospectus Supplement. See Instruction 1. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

DELIVERY OF THE AGENT’S MESSAGE BY DTC, EUROCLEAR OR CLEARSTREAM WILL SATISFY THE TERMS OF THE EXCHANGE OFFER AS TO EXECUTION AND DELIVERY OF A LETTER OF TRANSMITTAL BY THE PARTICIPANT IDENTIFIED IN THE AGENT’S MESSAGE. DTC PARTICIPANTS MAY ALSO ACCEPT THE EXCHANGE OFFER BY SUBMITTING A NOTICE OF GUARANTEED DELIVERY THROUGH ATOP.

List below the Initial Notes to which this Letter relates. If the space provided below is inadequate, the principal amount of Initial Notes should be listed on a separate signed schedule affixed hereto.

DESCRIPTION OF INITIAL NOTES

(1)

Name(s) and Address(es) of Registered
Holder(s) of Initial Notes, Exactly as the
Name of the Participant Appears on the
Book-Entry Transfer Facility’ Security
Position Listing (Please fill in, if blank)

	(2) Aggregate Principal Amount	(3) Principal Amount of Initial Note(s) Tendered*
TOTAL

*

Unless otherwise indicated in this column, a holder will be deemed to have tendered ALL of the Initial Notes represented by the Initial Notes indicated in column 2. Initial Notes tendered hereby must be in denominations of principal amount of US$2,000 and any integral multiple of US$1,000 in excess thereof. See Instruction 1.

CHECK HERE IF TENDERED INITIAL NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:

DTC Account Number:

Transaction Code Number:

Date Tendered or Delivered:

BY CREDITING THE INITIAL NOTES TO THE EXCHANGE AGENT’S ACCOUNT WITH THE BOOK-ENTRY TRANSFER FACILITY’S ATOP AND BY COMPLYING WITH THE APPLICABLE ATOP PROCEDURES WITH RESPECT TO THE EXCHANGE OFFER, THE HOLDER OF THE NOTES ACKNOWLEDGES AND AGREES TO BE BOUND BY THE TERMS OF THIS LETTER OF TRANSMITTAL AND CONFIRMS ON BEHALF OF ITSELF AND THE BENEFICIAL OWNER OF SUCH INITIAL NOTES ALL PROVISIONS OF THIS LETTER OF TRANSMITTAL APPLICABLE TO IT AND SUCH BENEFICIAL OWNERS AS FULLY AS IF SUCH BENEFICIAL OWNERS HAD COMPLETED THE INFORMATION REQUIRED HEREIN AND EXECUTED AND TRANSMITTED THIS LETTER OF TRANSMITTAL.

CHECK HERE IF TENDERED INITIAL NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder(s):

Window Ticket Number (if any):

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution That Guaranteed Delivery:

DTC Account Number:

Transaction Code Number:

CHECK HERE IF YOU ARE A BROKER-DEALER ENTITLED, PURSUANT TO THE TERMS OF THE REGISTRATION RIGHTS AGREEMENT REFERRED TO IN THE PROSPECTUS, TO RECEIVE, AND WISH TO RECEIVE, 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO WITHIN THE EARLIER OF (I) 180 DAYS FROM THE DATE ON WHICH THE EXCHANGE OFFER REGISTRATION STATEMENT (AS DEFINED IN THE REGISTRATION RIGHTS AGREEMENT REFERENCED IN THE PROSPECTUS) IS DECLARED EFFECTIVE AND (II) THE DATE ON WHICH A BROKER-DEALER IS NO LONGER REQUIRED TO DELIVER A PROSPECTUS IN CONNECTION WITH MARKET-MAKING OR OTHER TRADING ACTIVITIES.

Name:

Address:

IF THE UNDERSIGNED IS NOT A BROKER-DEALER, THE UNDERSIGNED REPRESENTS THAT IT IS NOT PARTICIPATING IN, AND DOES NOT INTEND TO PARTICIPATE IN, A DISTRIBUTION OF NEW NOTES. IF THE UNDERSIGNED IS A BROKER-DEALER THAT WILL RECEIVE NEW NOTES FOR ITS OWN ACCOUNT IN EXCHANGE FOR INITIAL NOTES THAT WERE ACQUIRED AS A RESULT OF MARKET-MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES, IT ACKNOWLEDGES AND REPRESENTS THAT IT WILL DELIVER A PROSPECTUS MEETING THE REQUIREMENTS OF THE SECURITIES ACT IN CONNECTION WITH ANY RESALES OF SUCH NEW NOTES, WHICH PROSPECTUS DELIVERY REQUIREMENT MAY BE SATISFIED BY THE DELIVERY BY SUCH BROKER-DEALER OF THE PROSPECTUS; HOWEVER, BY SO ACKNOWLEDGING AND REPRESENTING AND BY DELIVERING SUCH A PROSPECTUS THE UNDERSIGNED WILL NOT BE DEEMED TO ADMIT THAT IT IS AN “UNDERWRITER” WITHIN THE MEANING OF THE SECURITIES ACT. IF THE UNDERSIGNED IS A BROKER-DEALER THAT WILL RECEIVE NEW NOTES, IT REPRESENTS THAT THE INITIAL NOTES TO BE EXCHANGED FOR THE NEW NOTES WERE ACQUIRED AS A RESULT OF MARKET-MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES. IN ADDITION, SUCH BROKER-DEALER REPRESENTS THAT IT IS NOT ACTING ON BEHALF OF ANY PERSON WHO COULD NOT TRUTHFULLY MAKE THE FOREGOING REPRESENTATIONS.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Issuer the aggregate principal amount of Initial Notes indicated above. Subject to, and effective upon, the acceptance for exchange of the Initial Notes tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, the applicable Issuer all right, title and interest in and to such Initial Notes as are being tendered hereby.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the undersigned’s true and lawful agent and attorney-in-fact with respect to such tendered Initial Notes, with full power of substitution, among other things, to cause the Initial Notes to be assigned, transferred and exchanged.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Initial Notes, and to acquire New Notes issuable upon the exchange of such tendered Initial Notes, and that, when such Initial Notes are accepted for exchange, the Issuer will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by the Issuer. The undersigned hereby further represents and warrants that any New Notes acquired in exchange for Initial Notes tendered hereby will have been acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the undersigned, that neither the Holder of such Initial Notes nor any such other person is participating in, intends to participate in or has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of Initial Notes or New Notes, that neither the Holder of such Initial Notes nor any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Issuer and that neither the Holder of such Initial Notes nor such other person is acting on behalf of any person who could not truthfully make the foregoing representations and warranties.

The undersigned acknowledges that this Exchange Offer is being made in reliance on interpretations by the staff of the Securities and Exchange Commission (the “SEC”), as set forth in no-action letters issued to third parties, that the New Notes issued pursuant to the Exchange Offer in exchange for the Initial Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any such Holder that is a broker-dealer or an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder’s business, at the time of commencement of the Exchange Offer such Holder has no arrangement or understanding with any person to participate in a distribution of such New Notes, and such Holder is not engaged in, and does not intend to engage in, a distribution of such New Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in other circumstances. If the undersigned is not a broker-dealer, the undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If the undersigned is a broker-dealer that will receive New Notes for its own account in exchange for Initial Notes, it represents that the Initial Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of the Prospectus; however, by so acknowledging and by delivering a prospectus meeting the requirements of the Securities Act, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The SEC has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of New Notes received in exchange for an unsold allotment from the original sale of the Initial Notes) with the Prospectus. The Prospectus, as it may be amended or supplemented from time to time, may be used by certain broker-dealers (as specified in the Registration Rights Agreement referenced in the Prospectus) (“Participating Broker-Dealers”) for a period of time, starting on the Expiration Date and ending on the earlier of (i) 180 days from the date on which the Exchange Offer Registration Statement (as defined in the Registration Rights Agreement referenced in the Prospectus) is declared effective and (ii) the date on which Participating Broker-Dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities. The Issuer has agreed that, for such period of time, it shall provide sufficient copies of the latest version of the Prospectus to such a broker-dealer which elects to exchange Initial Notes, acquired for its own account as a result of market making or other trading activities, for New Notes pursuant to the Exchange Offer for use in connection with any resale of such New Notes. By accepting the Exchange Offer, each broker-dealer that receives New Notes pursuant to the Exchange Offer acknowledges and agrees to notify the Issuers prior to using the Prospectus in connection with the sale or transfer of New Notes and that, upon receipt of notice from the Issuer of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein (in light of the circumstances under which they were made) not misleading, such broker-dealer will suspend use of the Prospectus until (i) the Issuer has amended or supplemented the Prospectus to correct such misstatement or omission and (ii) the Issuer has furnished copies of the amended or supplemented

Prospectus to such broker-dealer or, if the Issuer has not otherwise agreed to furnish such copies and decline to do so after such broker-dealer so requests, such broker-dealer has obtained a copy of such amended or supplemented Prospectus as filed with the SEC. Except as described above, the Prospectus may not be used for or in connection with an offer to resell, a resale or any other retransfer of New Notes. A broker-dealer that acquired Initial Notes in a transaction other than as part of its market-making activities or other trading activities will not be able to participate in the Exchange Offer.

The undersigned will, upon request, execute and deliver any additional documents deemed by the Issuer to be necessary or desirable to complete the sale, assignment and transfer of the Initial Notes tendered hereby. All authority conferred or agreed to be conferred in this Letter and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in “Exchange Offer—Terms of the Exchange Offer—Withdrawal of Tenders” section of the Prospectus Supplement.

Unless otherwise indicated herein in the box entitled “Special Issuance Instructions” below, please credit the account indicated above maintained at the Book-Entry Transfer Facility.

THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED “DESCRIPTION OF INITIAL NOTES” ABOVE AND SIGNING THIS LETTER, WILL BE DEEMED TO HAVE TENDERED THE INITIAL NOTES AS SET FORTH IN SUCH BOX ABOVE.

PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL CAREFULLY BEFORE COMPLETING ANY BOX ABOVE.

PLEASE SIGN HERE

(TO BE COMPLETED BY ALL TENDERING HOLDERS)

SIGNATURE(S) OF OWNER:                DATE:

Area Code and Telephone Number:

If a Holder is tendering an Initial Note, this Letter must be signed by the registered Holder(s) as the name(s) appear(s) on the certificate(s) for the Initial Note or by any person(s) authorized to become registered Holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 2.

Name(s):
(PLEASE TYPE OR PRINT) Capacity:

Address:

SIGNATURE GUARANTEE (IF REQUIRED BY INSTRUCTION 2) SIGNATURE(S) GUARANTEED BY AN ELIGIBLE INSTITUTION:

(AUTHORIZED SIGNATURE)

(TITLE)

(NAME AND FIRM)

DATED:

(PLEASE COMPLETE, AS APPROPRIATE, ACCOMPANYING IRS FORM W-9.)

SPECIAL ISSUANCE INSTRUCTIONS

(See Instructions 2, 3 and 4)

To be completed ONLY if Initial Notes delivered by book-entry transfer which are not accepted for exchange are to be returned by credit to an account maintained at the Book-Entry Transfer Facility other than the account indicated above.

Issue: New Notes and/or Initial Notes to:
(Please Type or Print)

Name(s) and Taxpayer Identification or Social Security Number(s):

(Please Type or Print)

Address:

(Zip Code)

(Complete, as appropriate, IRS Form W-9)

Credit unexchanged Initial Notes delivered by book-entry transfer to the Book-Entry Transfer Facility account set forth below:

(Book-Entry Transfer Facility Account Number, if Applicable)

IMPORTANT: UNLESS GUARANTEED DELIVERY PROCEDURES ARE COMPLIED WITH, THIS LETTER OR A FACSIMILE HEREOF (TOGETHER WITH A BOOK-ENTRY CONFIRMATION AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER TO EXCHANGE ANY AND ALL OUTSTANDING 4.950% NOTES DUE 2030 ISSUED ON MARCH 14, 2025 OF CGI INC. FOR 4.950% NOTES DUE 2030 of CGI INC. THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

1.

Delivery of this Letter and notes; guaranteed delivery procedures. This Letter is to be completed by Holders of Initial Notes if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in the “Exchange Offer—Terms of the Exchange Offer—Book-Entry Transfer” section of the Prospectus Supplement. Book-Entry Confirmation, as well as a properly completed and duly executed Letter (or manually signed facsimile hereof) and any other documents required by this Letter, must be received by the Exchange Agent at the address set forth herein on or prior to the Expiration Date, or the tendering Holder must comply with the guaranteed delivery procedures set forth below. Initial Notes tendered hereby must be in denominations of principal amount of US$2,000 and any integral multiple of US$1,000 in excess thereof.

Holders who cannot complete the procedure for book-entry transfer on a timely basis may tender their Initial Notes pursuant to the guaranteed delivery procedures set forth in the “Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures” section of the Prospectus Supplement. Pursuant to such procedures, (i) such tender must be made through an Eligible Institution (as defined herein), (ii) prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent must receive from such Eligible Institution a properly completed and duly executed Letter (or a facsimile thereof) and Notice of

Guaranteed Delivery, substantially in the form provided by the Issuers (by facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Initial Notes and the amount of Initial Notes tendered, stating that the tender is being made thereby and guaranteeing that within two New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery a Book-Entry Confirmation and any other documents required by this Letter will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation and all other documents required by this Letter, are received by the Exchange Agent within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The method of delivery of this Letter and all or any other required documents is at the election and risk of the tendering Holders, but the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If this Letter and all other required documents are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. See the “Exchange Offer—Terms of the Exchange Offer” section of the Prospectus Supplement.

2.

Signatures on this Letter; bond powers; guarantee of signatures. If this Letter is signed by a participant in the Book-Entry Facility, the signature must correspond exactly with the name as it appears on the security position listing of the Holders of the Initial Notes.

If any tendered Initial Notes are owned of record by two or more joint owners, all of such owners must sign this Letter.

If this Letter is signed by registered Holder(s) of the Initial Notes specified herein and tendered thereby, no separate bond powers are required unless the New Notes are to be issued, or untendered Initial Notes are to be reissued, to a person other than the registered Holder. Signatures on such bond power(s) must be guaranteed by an Eligible Institution.

If this Letter or any bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the applicable Issuers, proper evidence satisfactory to such Issuer of their authority to so act must be submitted.

SIGNATURES ON BOND POWERS REQUIRED BY THIS INSTRUCTION 2 MUST BE GUARANTEED BY A FIRM WHICH IS A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF A RECOGNIZED MEDALLION PROGRAM APPROVED BY THE SECURITIES TRANSFER ASSOCIATION INC., INCLUDING THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM (“STAMP”), THE STOCK EXCHANGE MEDALLION PROGRAM (“SEMP”) AND THE NEW YORK STOCK EXCHANGE MEDALLION SIGNATURE PROGRAM (“MSP”), OR ANY OTHER “ELIGIBLE GUARANTOR INSTITUTION” (AS DEFINED IN RULE 17AD-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) (EACH OF THE FOREGOING, AN “ELIGIBLE INSTITUTION”) SIGNATURES ON THIS LETTER NEED NOT BE GUARANTEED BY AN ELIGIBLE INSTITUTION, PROVIDED THE INITIAL NOTES ARE TENDERED: (I) BY A REGISTERED HOLDER OF INITIAL NOTES (WHICH TERM, FOR PURPOSES OF THE EXCHANGE OFFER, INCLUDES ANY PARTICIPANT IN THE BOOK-ENTRY TRANSFER FACILITY SYSTEM WHOSE NAME APPEARS ON A SECURITY POSITION LISTING AS THE HOLDER OF SUCH INITIAL NOTES) WHO HAS NOT COMPLETED THE BOX ENTITLED “SPECIAL ISSUANCE INSTRUCTIONS” IN THIS LETTER, OR (II) FOR THE ACCOUNT OF AN ELIGIBLE INSTITUTION.

3.

Special issuance instructions. Holders tendering Initial Notes by book-entry transfer may request that Initial Notes not exchanged be credited to such account maintained at the Book-Entry Transfer Facility as such Holder may designate herein.

4.

Taxpayer identification number; backup withholding; IRS Form W-9. U.S. federal income tax law generally requires a tendering Holder that is a U.S. person (as defined in the instructions to IRS Form W-9) whose Initial Notes are accepted for exchange to provide the Issuer (as payor), or the Paying Agent designated by the Issuer to act on its behalf, with such Holder’s correct Taxpayer Identification Number (“TIN”) on the IRS Form W-9 attached hereto, which in the case of a tendering Holder who is an individual, is his or her Social Security number. If the Issuer is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such tendering Holder may be subject to a penalty imposed by the Internal Revenue Service (the “IRS”). In addition, delivery of New Notes to such tendering Holder may result in backup withholding, currently at the rate of 24%, on all reportable payments made after the exchange. If withholding results in an overpayment of taxes, the Holder may obtain a refund from the IRS, provided that the Holder furnishes required information to the IRS on a timely basis.

To prevent backup withholding, each tendering Holder of Initial Notes that is a U.S. person (including a U.S. resident alien) must provide its correct TIN by completing the IRS Form W-9 attached hereto, certifying, under penalties of perjury, that (1)

the TIN provided is correct (or that such Holder is awaiting a TIN), (2) the Holder is not subject to backup withholding because (a) the Holder is exempt from backup withholding, (b) the Holder has not been notified by the IRS that such Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the Holder that such Holder is no longer subject to backup withholding, and (3) such Holder is a U.S. citizen or other U.S. person. See the enclosed instructions in IRS Form W-9 for additional instructions. If the tendering Holder of Initial Notes is not a U.S. person, such Holder must give the Exchange Agent a completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8. An appropriate IRS Form W-8 may be obtained from the IRS website (https://www.irs.gov/forms-instructions).

Exempt Holders of Initial Notes (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements but must complete the attached IRS Form W-9 or the appropriate IRS Form W-8, as applicable. See the enclosed instructions in IRS Form W-9 for additional instructions.

If the Initial Notes are in more than one name or are not in the name of the actual owner, such Holder should consult the enclosed instructions in IRS Form W-9 for information on which TIN to report.

If such Holder does not have a TIN, such Holder should consult the enclosed instructions for IRS Form W-9 on applying for a TIN, and write “Applied For” in the space for the TIN in Part I of the IRS Form W-9. Note: Writing “Applied For” on the IRS Form W-9 means that such Holder has already applied for a TIN or that such Holder intends to apply for one in the near future. If “Applied For” is written in Part I and the Paying Agent is not provided with a TIN prior to the date of payment the Paying Agent will withhold 24% of any reportable payments made to the Holder.

For further information concerning backup withholding and instructions for completing IRS Form W-9 consult the enclosed instructions in IRS Form W-9.

FAILURE TO COMPLETE AN IRS FORM W-9 OR APPROPRIATE IRS FORM W-8 MAY RESULT IN BACKUP WITHHOLDING OF 24% ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER.

5.

Transfer taxes. The Issuers will pay all transfer taxes, if any, applicable to the transfer of Initial Notes to it or its order pursuant to the Exchange Offer. If, however, New Notes and/or substitute Initial Notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Initial Notes tendered hereby, or if tendered Initial Notes are registered in the name of any person other than the person signing this Letter, or if a transfer tax is imposed for any reason other than the transfer of Initial Notes to the Issuers or its order pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to such tendering Holder.

Except as provided in this instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Initial Notes specified in this Letter.

6.	Waiver of conditions. The Issuers reserves the absolute right to waive satisfaction of any or all conditions enumerated in the Prospectus.

7.

No conditional tenders. No alternative, conditional, irregular or contingent tenders will be accepted. All tendering Holders of Initial Notes, by execution of this Letter, shall waive any right to receive notice of the acceptance of their Initial Notes for exchange.

None of the Issuers, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of Initial Notes nor shall any of them incur any liability for failure to give any such notice.

8.	Withdrawal rights. Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender of Initial Notes to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth above prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Initial Notes to be withdrawn (the “Depositor”), (ii) identify the Initial Notes to be withdrawn (including the principal amount of such Initial Notes), (iii) specify the number of the account at the Book-Entry Transfer Facility from which the Initial Notes were tendered and specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility, (iv) contain a statement that such Holder is withdrawing its election to have such Initial Notes exchanged, (v) be signed by the Holder in the same manner as the original signature on the Letter by which such Initial Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer to have Computershare Trust Company, N.A., as trustee with respect to the Initial Notes register the transfer of such Initial Notes in the name of the person withdrawing the tender and (vi) specify the name in which such Initial Notes are registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the applicable Issuers, whose determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Any Initial Notes that have been tendered for exchange but which are not exchanged for any reason (including the termination or withdrawal of the Exchange Offer) will be returned to the tendering Holder thereof without cost to such Holder by being credited to an account maintained with the Book-Entry Transfer Facility for the Initial Notes promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following the procedures described above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

9.

Requests for assistance or additional copies. Questions relating to the procedure for tendering, as well as requests for additional copies of the Prospectus and this Letter, and requests for Notices of Guaranteed Delivery and other related documents may be directed to the Exchange Agent, at the address and email indicated above.

IMPORTANT: THIS LETTER OF TRANSMITTAL, (OR A FACSIMILE THEREOF, IF APPLICABLE,) OR AN AGENT’S MESSAGE TO THE BOOK-ENTRY TRANSFER FACILITY TOGETHER WITH CONFIRMATION OF BOOK-ENTRY AND ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO 5:00 P.M. NEW YORK CITY TIME, ON THE EXPIRATION DATE.

W Request for Taxpayer Give form to the Form -9(Rev. March 2024) Identification Number and Certification requester. Do not Department of the Treasury send to the IRS.Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below.1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.)2 Business name/disregarded entity name, if different from above.3 . 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check 4 Exemptions (codes apply only to page only one of the following seven boxes. certain entities, not individuals; see instructions on page 3): Individual/sole proprietor C corporation S corporation Partnership Trust/estate on. LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . Exempt payee code (if any) type Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate Exemption from Foreign Account Tax or box for the tax classification of its owner. Compliance Act (FATCA) reporting Instructions Other (see instructions) code (if any)Print 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, (Applies to accounts maintained and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check outside the United States.)Specific this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . . . . . .See 5 Address (number, street, and apt. or suite no.). See instructions. Requester’s name and address (optional)6 City, state, and ZIP code7 List account number(s) here (optional)Part I Taxpayer Identification Number (TIN)Social security numberEnter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other – –entities, it is your employer identification number (EIN). If you do not have a number, see How to get a or TIN, later.Employer identification number Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. –Part II CertificationUnder penalties of perjury, I certify that:1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and3. I am a U.S. citizen or other U.S. person (defined below); and4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.Sign Signature of Here U.S. person DateGeneral Instructions New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect Section references are to the Internal Revenue Code unless otherwise foreign partners, owners, or beneficiaries when it provides the Form W-9 noted. to another flow-through entity in which it has an ownership interest. This Future developments. For the latest information about developments change is intended to provide a flow-through entity with information related to Form W-9 and its instructions, such as legislation enacted regarding the status of its indirect foreign partners, owners, or after they were published, go to www.irs.gov/FormW9. beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign What’s New partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the Purpose of Form appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because theyCat. No. 10231X Form W-9 (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which Foreign person. If you are a foreign person or the U.S. branch of a may be your social security number (SSN), individual taxpayer foreign bank that has elected to be treated as a U.S. person (under identification number (ITIN), adoption taxpayer identification number Regulations section 1.1441-1(b)(2)(iv) or other applicable section for (ATIN), or employer identification number (EIN), to report on an chapter 3 or 4 purposes), do not use Form W-9. Instead, use the information return the amount paid to you, or other amount reportable appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a on an information return. Examples of information returns include, but qualified foreign pension fund under Regulations section 1.897(l)-1(d), or are not limited to, the following. a partnership that is wholly owned by qualified foreign pension funds, • Form 1099-INT (interest earned or paid). that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other • Form 1099-DIV (dividends, including those from stocks or mutual certification of non-foreign status). funds).Nonresident alien who becomes a resident alien. Generally, only a • Form 1099-MISC (various types of income, prizes, awards, or gross nonresident alien individual may use the terms of a tax treaty to reduce proceeds). or eliminate U.S. tax on certain types of income. However, most tax • Form 1099-NEC (nonemployee compensation). treaties contain a provision known as a saving clause. Exceptions • Form 1099-B (stock or mutual fund sales and certain other specified in the saving clause may permit an exemption from tax to transactions by brokers). continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.• Form 1099-S (proceeds from real estate transactions).If you are a U.S. resident alien who is relying on an exception • Form 1099-K (merchant card and third-party network transactions). contained in the saving clause of a tax treaty to claim an exemption • Form 1098 (home mortgage interest), 1098-E (student loan interest), from U.S. tax on certain types of income, you must attach a statement and 1098-T (tuition). to Form W-9 that specifies the following five items.• Form 1099-C (canceled debt). 1. The treaty country. Generally, this must be the same treaty under • Form 1099-A (acquisition or abandonment of secured property). which you claimed exemption from tax as a nonresident alien. Use Form W-9 only if you are a U.S. person (including a resident 2. The treaty article addressing the income. alien), to provide your correct TIN. 3. The article number (or location) in the tax treaty that contains the Caution: If you don’t return Form W-9 to the requester with a TIN, you saving clause and its exceptions. might be subject to backup withholding. See What is backup 4. The type and amount of income that qualifies for the exemption withholding, later. from tax.By signing the filled-out form, you: 5. Sufficient facts to justify the exemption from tax under the terms of 1. Certify that the TIN you are giving is correct (or you are waiting for a the treaty article. number to be issued); Example. Article 20 of the U.S.-China income tax treaty allows an 2. Certify that you are not subject to backup withholding; or exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this 3. Claim exemption from backup withholding if you are a U.S. exempt student will become a resident alien for tax purposes if their stay in the payee; and United States exceeds 5 calendar years. However, paragraph 2 of the 4. Certify to your non-foreign status for purposes of withholding under first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the chapter 3 or 4 of the Code (if applicable); and provisions of Article 20 to continue to apply even after the Chinese 5. Certify that FATCA code(s) entered on this form (if any) indicating student becomes a resident alien of the United States. A Chinese that you are exempt from the FATCA reporting is correct. See What Is student who qualifies for this exception (under paragraph 2 of the first FATCA Reporting, later, for further information. Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a Note: If you are a U.S. person and a requester gives you a form other statement that includes the information described above to support that than Form W-9 to request your TIN, you must use the requester’s form if exemption. it is substantially similar to this Form W-9.If you are a nonresident alien or a foreign entity, give the requester the Definition of a U.S. person. For federal tax purposes, you are appropriate completed Form W-8 or Form 8233. considered a U.S. person if you are: Backup Withholding• An individual who is a U.S. citizen or U.S. resident alien;• A partnership, corporation, company, or association created or What is backup withholding? Persons making certain payments to you organized in the United States or under the laws of the United States; must under certain conditions withhold and pay to the IRS 24% of such • An estate (other than a foreign estate); or payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, • A domestic trust (as defined in Regulations section 301.7701-7).Establishing U.S. status for purposes of chapter 3 and chapter 4 tax-exempt interest, dividends, broker and barter exchange withholding. Payments made to foreign persons, including certain transactions, rents, royalties, nonemployee pay, payments made in distributions, allocations of income, or transfers of sales proceeds, may settlement of payment card and third-party network transactions, and be subject to withholding under chapter 3 or chapter 4 of the Code certain payments from fishing boat operators. Real estate transactions (sections 1441–1474). Under those rules, if a Form W-9 or other are not subject to backup withholding.You will not be subject to backup withholding on payments you receive certification of non-foreign status has not been received, a withholding if you give the requester your correct TIN, make the proper certifications, agent, transferee, or partnership (payor) generally applies presumption and report all your taxable interest and dividends on your tax return. rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Payments you receive will be subject to backup withholding if: Withholding of Tax on Nonresident Aliens and Foreign Entities. 1. You do not furnish your TIN to the requester; The following persons must provide Form W-9 to the payor for 2. You do not certify your TIN when required (see the instructions for purposes of establishing its non-foreign status. Part II for details);• In the case of a disregarded entity with a U.S. owner, the U.S. owner 3. The IRS tells the requester that you furnished an incorrect TIN; of the disregarded entity and not the disregarded entity.• In the case of a grantor trust with a U.S. grantor or other U.S. owner, 4. The IRS tells you that you are subject to backup withholding generally, the U.S. grantor or other U.S. owner of the grantor trust and because you did not report all your interest and dividends on your tax not the grantor trust. return (for reportable interest and dividends only); or• In the case of a U.S. trust (other than a grantor trust), the U.S. trust 5. You do not certify to the requester that you are not subject to and not the beneficiaries of the trust. backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened See Pub. 515 for more information on providing a Form W-9 or a after 1983 only). certification of non-foreign status to avoid withholding

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. example, if a foreign LLC that is treated as a disregarded entity for U.S. See Exempt payee code, later, and the separate Instructions for the federal tax purposes has a single owner that is a U.S. person, the U.S. Requester of Form W-9 for more information. owner’s name is required to be provided on line 1. If the direct owner of See also Establishing U.S. status for purposes of chapter 3 and the entity is also a disregarded entity, enter the first owner that is not chapter 4 withholding, earlier. disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, What Is FATCA Reporting? the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account Line 2 holders that are specified U.S. persons. Certain payees are exempt from If you have a business name, trade name, DBA name, or disregarded FATCA reporting. See Exemption from FATCA reporting code, later, and entity name, enter it on line 2. the Instructions for the Requester of Form W-9 for more information.Line 3aUpdating Your Information Check the appropriate box on line 3a for the U.S. federal tax You must provide updated information to any person to whom you classification of the person whose name is entered on line 1. Check only claimed to be an exempt payee if you are no longer an exempt payee one box on line 3a. and anticipate receiving reportable payments in the future from this IF the entity/individual on line 1 THEN check the box for . . . person. For example, you may need to provide updated information if is a(n) . . . you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if • Corporation Corporation. the name or TIN changes for the account, for example, if the grantor of a • Individual or Individual/sole proprietor. grantor trust dies.• Sole proprietorshipPenalties • LLC classified as a partnership Limited liability company and Failure to furnish TIN. If you fail to furnish your correct TIN to a for U.S. federal tax purposes or enter the appropriate tax requester, you are subject to a penalty of $50 for each such failure • LLC that has filed Form 8832 or classification: unless your failure is due to reasonable cause and not to willful neglect. 2553 electing to be taxed as a P = Partnership, corporation C = C corporation, or Civil penalty for false information with respect to withholding. If you S = S corporation. make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. • Partnership Partnership. Criminal penalty for falsifying information. Willfully falsifying • Trust/estate Trust/estate. certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Line 3bMisuse of TINs. If the requester discloses or uses TINs in violation of Check this box if you are a partnership (including an LLC classified as a federal law, the requester may be subject to civil and criminal penalties. partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this Specific Instructions form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 Line 1 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any You must enter one of the following on this line; do not leave this line partner, owner, or beneficiary that has checked the box on line 3b. blank. The name should match the name on your tax return.Note: A partnership that provides a Form W-9 and checks box 3b may If this Form W-9 is for a joint account (other than an account be required to complete Schedules K-2 and K-3 (Form 1065). For more maintained by a foreign financial institution (FFI)), list first, and then information, see the Partnership Instructions for Schedules K-2 and K-3 circle, the name of the person or entity whose number you entered in (Form 1065).Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must If you are required to complete line 3b but fail to do so, you may not provide a Form W-9. receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or • Individual. Generally, enter the name shown on your tax return. If you beneficiaries. See, for example, sections 6698, 6722, and 6724 for have changed your last name without informing the Social Security penalties that may apply.Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Line 4 ExemptionsNote for ITIN applicant: Enter your individual name as it was entered If you are exempt from backup withholding and/or FATCA reporting, on your Form W-7 application, line 1a. This should also be the same as enter in the appropriate space on line 4 any code(s) that may apply to the name you entered on the Form 1040 you filed with your application. you.• Sole proprietor. Enter your individual name as shown on your Form Exempt payee code.1040 on line 1. Enter your business, trade, or “doing business as” (DBA) • Generally, individuals (including sole proprietors) are not exempt from name on line 2.• Partnership, C corporation, S corporation, or LLC, other than a backup withholding.• Except as provided below, corporations are exempt from backup disregarded entity. Enter the entity’s name as shown on the entity’s tax withholding for certain payments, including interest and dividends. return on line 1 and any business, trade, or DBA name on line 2.• Corporations are not exempt from backup withholding for payments • Other entities. Enter your name as shown on required U.S. federal tax made in settlement of payment card or third-party network transactions. documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, • Corporations are not exempt from backup withholding with respect to trade, or DBA name on line 2. attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect • Disregarded entity. In general, a business entity that has a single to payments reportable on Form 1099-MISC. owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations The following codes identify payees that are exempt from backup section 301.7701-2(c)(2). A disregarded entity should check the withholding. Enter the appropriate code in the space on line 4. appropriate box for the tax classification of its owner. Enter the owner’s 1—An organization exempt from tax under section 501(a), any IRA, or name on line 1. The name of the owner entered on line 1 should never a custodial account under section 403(b)(7) if the account satisfies the be a disregarded entity. The name on line 1 should be the name shown requirements of section 401(f)(2). on the income tax return on which the income should be reported. For

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. F—A dealer in securities, commodities, or derivative financial 3—A state, the District of Columbia, a U.S. commonwealth or territory, instruments (including notional principal contracts, futures, forwards, or any of their political subdivisions or instrumentalities. and options) that is registered as such under the laws of the United States or any state.4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. G—A real estate investment trust.5—A corporation. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment 6—A dealer in securities or commodities required to register in the Company Act of 1940.United States, the District of Columbia, or a U.S. commonwealth or territory. I—A common trust fund as defined in section 584(a).7—A futures commission merchant registered with the Commodity J—A bank as defined in section 581.Futures Trading Commission. K—A broker.8—A real estate investment trust. L—A trust exempt from tax under section 664 or described in section 9—An entity registered at all times during the tax year under the 4947(a)(1).Investment Company Act of 1940. M—A tax-exempt trust under a section 403(b) plan or section 457(g) 10—A common trust fund operated by a bank under section 584(a). plan.11—A financial institution as defined under section 581. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee 12—A middleman known in the investment community as a nominee or code should be completed. custodian. Line 513—A trust exempt from tax under section 664 or described in section 4947. Enter your address (number, street, and apartment or suite number). The following chart shows types of payments that may be exempt This is where the requester of this Form W-9 will mail your information from backup withholding. The chart applies to the exempt payees listed returns. If this address differs from the one the requester already has on above, 1 through 13. file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your IF the payment is for . . . THEN the payment is exempt address in their records. for . . .Line 6• Interest and dividend payments All exempt payees except for 7. Enter your city, state, and ZIP code.• Broker transactions Exempt payees 1 through 4 and 6 Part I. Taxpayer Identification Number (TIN) through 11 and all C corporations. Enter your TIN in the appropriate box. If you are a resident alien and S corporations must not enter an you do not have, and are not eligible to get, an SSN, your TIN is your exempt payee code because they IRS ITIN. Enter it in the entry space for the Social security number. If you are exempt only for sales of do not have an ITIN, see How to get a TIN below. noncovered securities acquired prior to 2012. If you are a sole proprietor and you have an EIN, you may enter either • Barter exchange transactions Exempt payees 1 through 4. your SSN or EIN. and patronage dividends If you are a single-member LLC that is disregarded as an entity • Payments over $600 required to Generally, exempt payees separate from its owner, enter the owner’s SSN (or EIN, if the owner has be reported and direct sales over 1 through 5.2 one). If the LLC is classified as a corporation or partnership, enter the $5,0001 entity’s EIN.• Payments made in settlement of Exempt payees 1 through 4. Note: See What Name and Number To Give the Requester, later, for payment card or third-party further clarification of name and TIN combinations. network transactions How to get a TIN. If you do not have a TIN, apply for one immediately. 1 To apply for an SSN, get Form SS-5, Application for a Social Security See Form 1099-MISC, Miscellaneous Information, and its instructions.Card, from your local SSA office or get this form online at 2 However, the following payments made to a corporation and www.SSA.gov. You may also get this form by calling 800-772-1213. Use reportable on Form 1099-MISC are not exempt from backup Form W-7, Application for IRS Individual Taxpayer Identification withholding: medical and health care payments, attorneys’ fees, gross Number, to apply for an ITIN, or Form SS-4, Application for Employer proceeds paid to an attorney reportable under section 6045(f), and Identification Number, to apply for an EIN. You can apply for an EIN payments for services paid by a federal executive agency. online by accessing the IRS website at www.irs.gov/EIN. Go to Exemption from FATCA reporting code. The following codes identify www.irs.gov/Forms to view, download, or print Form W-7 and/or Form payees that are exempt from reporting under FATCA. These codes SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and apply to persons submitting this form for accounts maintained outside have Form W-7 and/or Form SS-4 mailed to you within 15 business of the United States by certain foreign financial institutions. Therefore, if days. you are only submitting this form for an account you hold in the United If you are asked to complete Form W-9 but do not have a TIN, apply States, you may leave this field blank. Consult with the person for a TIN and enter “Applied For” in the space for the TIN, sign and date requesting this form if you are uncertain if the financial institution is the form, and give it to the requester. For interest and dividend subject to these requirements. A requester may indicate that a code is payments, and certain payments made with respect to readily tradable not required by providing you with a Form W-9 with “Not Applicable” (or instruments, you will generally have 60 days to get a TIN and give it to any similar indication) entered on the line for a FATCA exemption code. the requester before you are subject to backup withholding on A—An organization exempt from tax under section 501(a) or any payments. The 60-day rule does not apply to other types of payments. individual retirement plan as defined in section 7701(a)(37). You will be subject to backup withholding on all such payments until you provide your TIN to the requester.B—The United States or any of its agencies or instrumentalities. Note: Entering “Applied For” means that you have already applied for a C—A state, the District of Columbia, a U.S. commonwealth or TIN or that you intend to apply for one soon. See also Establishing U.S. territory, or any of their political subdivisions or instrumentalities. status for purposes of chapter 3 and chapter 4 withholding, earlier, for D—A corporation the stock of which is regularly traded on one or when you may instead be subject to withholding under chapter 3 or 4 of more established securities markets, as described in Regulations the Code. section 1.1472-1(c)(1)(i).Caution: A disregarded U.S. entity that has a foreign owner must use E—A corporation that is a member of the same expanded affiliated the appropriate Form W-8. group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

Form W-9 (Rev. 3-2024) Page 5 Part II. Certification For this type of account: Give name and EIN of:To establish to the withholding agent that you are a U.S. person, or 8. Disregarded entity not owned by an The owner resident alien, sign Form W-9. You may be requested to sign by the individual withholding agent even if item 1, 4, or 5 below indicates otherwise. 9. A valid trust, estate, or pension trust Legal entity4 For a joint account, only the person whose TIN is shown in Part I 10. Corporation or LLC electing corporate The corporation should sign (when required). In the case of a disregarded entity, the status on Form 8832 or Form 2553 person identified on line 1 must sign. Exempt payees, see Exempt payee 11. Association, club, religious, charitable, The organization code, earlier. educational, or other tax-exempt Signature requirements. Complete the certification as indicated in organization items 1 through 5 below. 12. Partnership or multi-member LLC The partnership1. Interest, dividend, and barter exchange accounts opened 13. A broker or registered nominee The broker or nominee before 1984 and broker accounts considered active during 1983. 14. Account with the Department of The public entityYou must give your correct TIN, but you do not have to sign the Agriculture in the name of a public certification. entity (such as a state or local government, school district, or prison) 2. Interest, dividend, broker, and barter exchange accounts that receives agricultural program opened after 1983 and broker accounts considered inactive during payments1983. You must sign the certification or backup withholding will apply. If 15. Grantor trust filing Form 1041 or The trust you are subject to backup withholding and you are merely providing under the Optional Filing Method 2, your correct TIN to the requester, you must cross out item 2 in the requiring Form 1099 (see Regulations certification before signing the form. section 1.671-4(b)(2)(i)(B))**3. Real estate transactions. You must sign the certification. You may 1 List first and circle the name of the person whose number you furnish. cross out item 2 of the certification.If only one person on a joint account has an SSN, that person’s number 4. Other payments. You must give your correct TIN, but you do not must be furnished. have to sign the certification unless you have been notified that you 2 Circle the minor’s name and furnish the minor’s SSN. have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for 3 You must show your individual name on line 1, and enter your business rents, royalties, goods (other than bills for merchandise), medical and or DBA name, if any, on line 2. You may use either your SSN or EIN (if health care services (including payments to corporations), payments to you have one), but the IRS encourages you to use your SSN. a nonemployee for services, payments made in settlement of payment 4 List first and circle the name of the trust, estate, or pension trust. (Do card and third-party network transactions, payments to certain fishing not furnish the TIN of the personal representative or trustee unless the boat crew members and fishermen, and gross proceeds paid to legal entity itself is not designated in the account title.) attorneys (including payments to corporations). * Note: The grantor must also provide a Form W-9 to the trustee of the 5. Mortgage interest paid by you, acquisition or abandonment of trust. secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), ** For more information on optional filing methods for grantor trusts, see IRA, Coverdell ESA, Archer MSA or HSA contributions or the Instructions for Form 1041. distributions, and pension distributions. You must give your correct Note: If no name is circled when more than one name is listed, the TIN, but you do not have to sign the certification. number will be considered to be that of the first name listed.What Name and Number To Give the Requester Secure Your Tax Records From Identity TheftFor this type of account: Give name and SSN of: Identity theft occurs when someone uses your personal information, 1. Individual The individual such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use 2. Two or more individuals (joint account) The actual owner of the account or, other than an account maintained by if combined funds, the first individual your SSN to get a job or may file a tax return using your SSN to receive an FFI on the account1 a refund.3. Two or more U.S. persons Each holder of the account To reduce your risk: (joint account maintained by an FFI) • Protect your SSN,4. Custodial account of a minor The minor2 • Ensure your employer is protecting your SSN, and(Uniform Gift to Minors Act)• Be careful when choosing a tax return preparer.5. a. The usual revocable savings trust The grantor-trustee1(grantor is also trustee) If your tax records are affected by identity theft and you receive a 1 notice from the IRS, respond right away to the name and phone number b. So-called trust account that is not The actual owner printed on the IRS notice or letter. a legal or valid trust under state law6. Sole proprietorship or disregarded The owner3 If your tax records are not currently affected by identity theft but you entity owned by an individual think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS 7. Grantor trust filing under Optional The grantor* Identity Theft Hotline at 800-908-4490 or submit Form 14039. Filing Method 1 (see Regulations For more information, see Pub. 5027, Identity Theft Information for section 1.671-4(b)(2)(i)(A))**Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a Privacy Act Notice systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Section 6109 of the Internal Revenue Code requires you to provide your Taxpayer Advocate Service (TAS) assistance. You can reach TAS by correct TIN to persons (including federal agencies) who are required to calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD file information returns with the IRS to report interest, dividends, or 800-829-4059. certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of Protect yourself from suspicious emails or phishing schemes. debt; or contributions you made to an IRA, Archer MSA, or HSA. The Phishing is the creation and use of email and websites designed to person collecting this form uses the information on the form to file mimic legitimate business emails and websites. The most common act information returns with the IRS, reporting the above information. is sending an email to a user falsely claiming to be an established Routine uses of this information include giving it to the Department of legitimate enterprise in an attempt to scam the user into surrendering Justice for civil and criminal litigation and to cities, states, the District of private information that will be used for identity theft.The IRS does not initiate contacts with taxpayers via emails. Also, the Columbia, and U.S. commonwealths and territories for use in IRS does not request personal detailed information through email or ask administering their laws. The information may also be disclosed to other taxpayers for the PIN numbers, passwords, or similar secret access countries under a treaty, to federal and state agencies to enforce civil information for their credit card, bank, or other financial accounts. and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not If you receive an unsolicited email claiming to be from the IRS, you are required to file a tax return. Under section 3406, payors must forward this message to phishing@irs.gov. You may also report misuse generally withhold a percentage of taxable interest, dividends, and of the IRS name, logo, or other IRS property to the Treasury Inspector certain other payments to a payee who does not give a TIN to the payor. General for Tax Administration (TIGTA) at 800-366-4484. You can Certain penalties may also apply for providing false or fraudulent forward suspicious emails to the Federal Trade Commission at information. spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.